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NEURODERM LTD.

PROXY FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 29, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Roy Golan and Ronen Bezalel, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the ordinary shares of NeuroDerm Ltd. (the "**Company**"), held of record in the name of the undersigned at the close of business on Monday, September 28, 2015, at the 2015 Annual General Meeting of Shareholders (the "**Meeting**") to be held at the executive offices of the Company, 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel, on Thursday, October 29, 2015 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders of the Company and Proxy Statement (the "**Proxy Statement**") relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2015 Annual General Meeting of Shareholders and the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" each proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. In such case, however, the votes under this Proxy will not count towards the special majority of shareholders lacking a Personal Interest in Proposal 3 for the Meeting, as described in the Proxy Statement.

Any and all proxies heretofore given by the undersigned prior to this Proxy are hereby revoked.

(Continued and to be signed on the reverse side.)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NEURODERM LTD.

October 29, 2015

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030300030000000000 2 102915

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Proposal 3)

If you possess a Personal Interest (as described in the Proxy Statement) in the approval of Proposal 3 and wish to vote "For" or "Against" such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company's Chief Financial Officer, Roy Golan, at +972-8-946-2729 or roy@neuroderm.com, who will advise you as to how to submit your vote for such proposal.

	FOR	AGAINST	ABSTAIN
1. To re-elect Mr. Uwe Wascher as a Class I director of the Company, to serve as a director for a three-year term, until the Company's annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified.	☐	☐	☐
2. To ratify the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2015 and for the period until the next annual general meeting of shareholders, and to authorize the Company's Board of Directors, with power of delegation to its audit committee, to set the fees to be paid to such auditors.	☐	☐	☐
3. To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999 an option grant to Dr. Oded Lieberman, the Company's Chief Executive Officer.	☐	☐	☐

By filling out and returning this proxy card with respect to Proposal 3 above, the undersigned hereby confirms (whether voting "For" or "Against" such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote "For" or "Against" such proposal, you should not fill out your vote for such proposal and should instead follow the "Directions" opposite.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.